MOVING FORWARD

2001 ANNUAL REPORT



TRANS-INDUSTRIES, INC.

Financial Highlights

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Revenues	$ 36,136,000	$ 44,687,000	$ 39,544,000
Cost of sales	28,013,000	35,220,000	28,168,000
Gross profit	8,123,000	9,467,000	11,376,000
Selling, general and administrative	12,033,000	10,775,000	10,635,000
Other (income)	(78,000)	(145,000)	(833,000)
Operating earnings (Loss) before interest	(3,832,000)	(1,163,000)	1,574,000
Interest expense	1,191,000	1,445,000	956,000
Pretax earnings (Loss)	(5,023,000)	(2,608,000)	618,000
Income tax expense (Benefit)	(1,944,000)	(305,000)	392,000
Net earnings (Loss)	$ (3,079,000)	$ (2,303,000)	$ 226,000
Basic earnings (Loss) per share	$ (.98)	$ (.73)	$ .07
Weighted average number of shares outstanding	3,140,000	3,140,000	3,140,000



Moving Forward with the Trans-Industries Advantage

Emphasis upon Core Competencies Ensures a Stronger Trans-Industries



Dale S. Coenen

Dear Fellow Shareholder,

2001 was a disappointing year for Trans-Industries, yet amid the losses were positive business initiatives that reflect the Company's capacity to move forward to profitability in 2002. For the year, sales declined from $44.7 million to 36.1 million with essentially all of the shortfall attributed to discontinued operations and highway information signs. On this reduced volume, a net loss of $3.1 million, or .98 cents per share, was realized.

After a comprehensive reengineering process that began three years ago, the Company is emphasizing its core competencies with gusto: transit lighting and molded interior products such as the popular luggage loft, Intelligent Transportation Systems including hardware and software for electronic communication and global positioning systems, and destination signage. This renewed focus on the Trans-Industries Advantage is redirecting both employee efforts and product design to positively influence future profitability.



That being said, it is fitting to briefly analyze the stumbling blocks to profitability in 2001 and assure shareholders that measures have been taken to avoid the repeat of such losses in coming years. 2001 losses are largely attributable to three areas: the ongoing investment into viable and promising new transit route technology products, European lighting operations, and bus window systems.

Trans-Industries' entrance into bus window manufacturing and servicing with the purchase of TransGlass in 1999 continued to command too much of the Company's resources and, consequently, that business was shuttered in October. Similarly, the decision to phase-out Transmatic Europe in 2001 and consolidate the manufacturing and distribution of lighting products with a sister English operation represents a one-time loss for the year. While management regrets the costs expended for lessons learned, the closure of these activities indicates Trans-Industries' unwillingness to invest in growth-limiting products and services, despite their link to public transportation.

The third component of 2001 operating losses is associated with the development and refinement of industry-leading products and systems for transit route monitoring and efficiency; however, it is imperative that extensive efforts in this area continue to be viewed as a critical investment for the Company. With public transportation ridership increasing both domestically and abroad, the demand for hardware and software to fuel an improved transit experience for riders and transit operators is high. Thanks to superior technology and research that has resulted in, among other products, the development of Rtec™ systems, the Company holds the advantage of being ahead of its competitors in developing route technology tools that meet the technical specifications of transit properties. Further, these tools focus on the key industry categories of security, passenger count, and on-time transit performance.

As was the case with an overwhelming number of companies, 2001 presented Trans-Industries with an inordinate number of challenges. Rather than be undone by them, the Company chose to use the past year as an opportunity to return to its roots and recommit to its core businesses. It is a decision made in confidence that will secure the Trans-Industries Advantage in moving forward. This confidence is founded in the fact that the Corporation returned to profitability in early 2002.

Sincerely,

Dale S. Coenen

Chairman of the Board and President

ADVANTAGE: TRANS-INDUSTRIES

Moving Forward with Experience-Driven Products and Systems for Mass Transportation

Trans-Industries, a prominent supplier to transportation providers, brings nearly 40-years of experienced-based knowledge and applied technology to the mass transportation marketplace. From lighting, storage and other innovative products that equip the interior envelope of a bus, to electronic signage and communication systems that speak to travelers, Trans-Industries offers solutions for today's complex mass transportation issues.

Partnering with its customers in a spirit of cooperation and innovation, Trans-Industries brings a depth of understanding of the issues involved with convenient, efficient and safe public transportation. The Trans-Industries Advantage is the capability to provide integrated products and systems that meet the needs of an increasingly sophisticated, technology-driven transportation market through the shared capabilities of its subsidiary companies: Transign, Vultron and Transmatic.


LEFT LANE CLOSED
WATCH FOR
STOPPED TRAFFIC

The company's reflective disk technology at work for a midwestern state department of transportation.

Advantage: Transmatic

Transmatic is a leader in interior transit lighting systems, with a significant portion of buses manufactured in the United States equipped with Transmatic lighting products and having travelled more than an estimated 50 billion miles of uninterupted service. Lighting innovations include the L20 managed lighting system, which provides uniform lighting at the passenger's reading plane while minimizing distracting window glare and reflections, and the New Millennium™ lighting system, which replaces strip lighting with an optimally functioning light source that is easily installed and serviced.

Anticipating customer needs and responding to their requests to develop a sturdy, well-designed interior storage compartment, Transmatic introduced the Transform™ luggage loft and customized interior bus envelope solutions including lighting, cove moldings, and sidewalls.

The Company's position in transit lighting, reputation for quality, and longstanding customer pledge to offer all products "On Time and Right" add up to the Transmatic Advantage.

lighting products traveling more than 50 billion miles with virtually no failures



Transform luggage loft is designed with optional features to meet the transit facility's requirements. Models are available to fit all low and high floor transit bus configurations.



As transit facilities expand their routes into suburban areas, aesthetically pleasing lofts increase customer ridership and revenue.

Advantage: Vultron

Vultron earns its reputation as an Intelligent Transportation Systems (ITS) innovator with each transportation assignment. ITS utilizes various traffic management techniques, including closed circuit television for ongoing traffic monitoring and variable message signs (VMS) to establish communication with drivers in order to maximize traffic throughput. Increasingly, advanced transportation software and global positioning satellite technology are being used to improve the on-time performance and efficiency of mass transit vehicles by accurately and promptly monitoring transit routes for passenger utilization and security. Vultron's contributions to the software and hardware side of ITS are extensive and include Rtec™ (route technology) systems, with integrated software which provides transit operators the means to achieve greater efficiency, economy, safety, and rider satisfaction.


Departures
Departures

The Variable Message Systems component of ITS also highlights Vultron's capabilities. As a provider of various VMS technologies, (electro mechanical flip-dot, light emitting diode (LED), hybrid flip-dot with LED, fiber-dot and fiber optic), Vultron offers a wide range of solutions for electronic communication. Whether its signs are used to announce mass transit arrival and departure times, advise drivers of lane closures, or share information about accidents or other safety information, Vultron sends the message clearly, quickly, and accurately.

Serving government entities with large highway projects or mass transportation systems, as well as commercial information systems, the Vultron Advantage combines a high level of engineering expertise and innovation with broad-based knowledge of complex rail, airport, mass transit, and highway transportation infrastructures to move forward and meet the challenges of the commuting public.


VULTRON
INCORPORATED
Color MDT
Breakout Box
CPU

Complete Rtec™ System Components.




Departures
Buses and Coaches

Main departure board in the lower concourse of Bradford Interchange. This is 3 LCD boards side by side, each board is 8 lines of 35 characters, 67mm transflective LCD and a clock of 120mm.



Interstate 4 Orlando/Daytona Beach, 56 VMS supplied over 10 years.



Mobile Data Terminal Operator Interface for Rtec™.



Advantage: Transign

Transign has been a highly regarded manufacturer of mylar curtain destination bus signs since 1967. Known for a consistently dependable and durable product, Transign was the first company to manufacture print destination signs using mylar instead of cloth. While cloth was limited to six feet of signage, the Transign Advantage was a mylar curtain sign that expands to 175 feet of continuous signage, which remains the industry standard today, more than three decades later. Further, ongoing improvements to production techniques move Transign forward with an emphasis on operational efficiency.



LCD clock recently installed at Partick railway station near Glasgow, Scotland. This clock has hours and minutes in 170mm characters and seconds in 105mm characters. The display is transflective LCD.



Wide viewing angle Light Emitting Diodes (LED) bus destination sign.



Lofts provide security storage for high value items such as laptop computers and the contents of backpacks and shopping bags. Carry-on items are secure within view of the passengers.



Airline styled interiors, including lofts, appeal to a broader customer base.


Cityrider
Cityrider
DA51 XTC

New LED bus destination display recently installed on a new bus for Stoke-on-Trent. The LED sign uses high intensity wide viewing angle LEDs (120 desgrees).



Passengers have control of the individual air conditioned vents and lighting in the overhead luggage loft. A speaker provides clear and understandable destinations and announcements.



Overhead loft storage area removes packages and backpacks from seats, increasing the amount of available seating and potential revenue on a transit style bus.

Management Discussion and Analysis of Financial Conditions and Results of Operations

Forward-Looking Statements

This discussion highlights significant factors influencing the financial condition and results of operations of Trans-Industries, Inc. It should be read in conjunction with the financial statements and related notes. This discussion includes certain forward-looking statements based on management's estimate of trends and economic factors in the markets in which the corporation is active, as well as the corporation's business plans. In light of recent securities law developments, including the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the corporation notes that such forward-looking statements are subject to risks and uncertainties. Accordingly, the corporation's actual results may differ from those set forth in such statements. Significant changes in economic conditions, regulatory or legislative changes affecting Trans-Industries, Inc., its competitors, or the markets in which it is active, or changes in other factors may cause future results to vary from those expected by the corporation.

OPERATIONS

2001 Compared With 2000

Sales for 2001 were $36.1 million compared to $44.7 million for the previous year. This sales decrease of $8.6 million, or 19.1 percent, from 2000 sales levels, was attributable to the closing of two subsidiaries, Transmatic Europe and Transmatic Window Systems, and to a decline in sales of the Company's electronic information signs. Transmatic Europe produced transit lighting products for sale abroad as well as the vacuum forming of bus interior parts sold in the United States. Transmatic Window Systems fabricated bus window systems for use in transit buses and was located in California. During 2001, it became evident that neither company would achieve its profit targets. This, coupled with recent fiscal year losses at each company, prompted the decision to close both operations for the good of the company as a whole. The negative impact on sales for 2001 compared with 2000 was approximately $2.7 million. Inflationary impact on sales for 2001 and 2000 was minimal.

For the first quarter of 2002, it is anticipated that sales will be down approximately 15 percent from the level achieved for the same period last year. However, the Company does expect to post modest profits on this reduced volume due, in large measure to the closing of unprofitable operations.

The Company's pretax loss for 2001 amounted to $5,023,378 compared to a pretax loss of $2,608,258 for the 2000 fiscal year. Included in the pretax loss for 2001 is $2,116,000 of restructuring costs associated with the closing of two subsidiaries. These restructuring costs and lower sales volumes for 2001 are primarily responsible for the increased loss.

Cost of sales for 2001 was $28,013,444 compared to $35,219,941 for the previous year. As a percentage of sales, this amounted to 77.5 percent in 2001 compared to 78.8 percent in 2000. This slight decrease of 1.3 percent was primarily attributabl to product mix.

Selling, general, and administrative expenses showed a decrease in 2001 to $9,915,491 from $10,775,130 in 2000. This decrease o $859,639, or 8.0 percent, was primarily due to the closing of two subsidiaries and attendant employee reductions.

Interest expense in 2001 decreased to $1,191,470 from $1,444,864 in 2000. The decrease of $253,394 reflects lower borrowings and lower interest rates for the 2001 year.

2000 Compared With 1999

Sales for 2000 were $44.7 million compared to $39.6 million for the previous year. This sales increase of $5.1 million, or 13.2 percent, from 1999 sales levels, was attributable to increased sales of the Company's electronic signs systems, transit bus lighting equipment, and its transit bus window systems. Inflationary impact on sales for 2000 and 1999 was minimal.

For the first quarter of 2001, the Company's sales were slightly below the levels achieved for the same period last year. This decrease of 6.8 percent reflects lower sales of the Company's electronic sign and bus window systems.

The Company's pretax loss for 2000 amounted to $2,608,258 compared to a pretax income of $617,643 for the 1999 fiscal year. Pretax income for 1999 includes a gain, net of legal fees, of $599,294 from an interest judgement relating to the proceeds of a patent infringement lawsuit award received by the Company in 1998. The decline in the Company's 2000 pretax income from operations as compared to 1999 was primarily attributable to high fixed and variable manufacturing costs associated with the production of the Company's bus window systems and insufficient revenues to recover these costs. The same was true at our U.K. facility where moldings of complete bus interiors are produced. The Company is actively addressing corrective measures for both facilities.

Cost of sales for 2000 was $35,219,941 compared to $28,167,787 for the prior year. As a percentage of sales, this amounted to 78.8 percent in 2000 compared to 71.2 percent in 1999. This increase of 7.6 percent was primarily attributable to increased manufacturing costs associated with the Company's window systems and molding operations.

Selling, general, and administrative expenses showed a small increase in 2000 to $10,775,130 from $10,636,155 in 1999. This increase of $138,975, or 1.3 percent, was primarily due to increased sales efforts.

Interest expense increased in 2000 to $1,444,864 from $955,953 in 1999. This increase of $488,911 reflects higher borrowings and higher interest rates in 2000.

LIQUIDITY AND CAPITAL RESOURCES

As of year-end 2001, the Company had $8.7 million of working capital compared with $8.2 million at year-end 2000 and $9.0 million at year-end 1999. The increase in working capital of $.5 million in 2001 from 2000 was primarily due to the increase in refundable income taxes. The Company showed a net utilization of cash from operating activities of $1,065,000 for the year ended December 31, 2001. Net cash used by operations was primarily the result of operating losses for the year and a significant reduction in the Company's trade payables. The Company generated cash from investing activities of $678,000 which is the net of sales and purchases of property and equipment. $1,900,000 was generated from the issuance of preferred stock and the proceeds of which were primarily used to reduce bank debt resulting in a net generation of cash from financing activities for the current year of $175,000. The decrease of working capital in 2000 of $.8 million was primarily due to operating losses incurred in 2000.

Anticipated increases in required working capital are expected to be met from the cash flow from operations and credit line borrowings. At December 31, 2001, there were no material commitments for capital expenditures for the ensuing year.

Consolidated Statements of Operations

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Net sales	$ 36,135,578	$ 44,687,028	$ 39,544,177
Cost of goods sold	28,013,444	35,219,941	28,167,787
Gross profit	8,122,134	9,467,087	11,376,390
Selling, general and administrative expense	9,915,491	10,775,130	10,636,155
Restructuring costs	2,116,153	—	—
Operating earnings (loss)	(3,909,510)	(1,308,043)	740,235
Other expense (income), net			
Interest expense	1,191,470	1,444,864	955,953
Other	(77,602)	(144,649)	(833,361)
Total other expense (income)	1,113,868	1,300,215	122,592
Earnings (loss) before income taxes	(5,023,378)	(2,608,258)	617,643
Income tax expense (Benefit)	(1,944,000)	(305,000)	392,000
Net earnings (loss)	$ (3,079,378)	$ (2,303,258)	$ 225,643
Earnings (loss) per share:			
Basic:			
Net earnings (loss) per common share	$ (.98)	$ (.73)	$ .07
Diluted:			
Net earnings (loss) per common share	$ (.98)	$ (.73)	$ .07

The accompanying notes are an integral part of these financial statements.

Report of Independent Certified Public Accountants

Board of Directors Trans-Industries, Inc.

We have audited the accompanying consolidated balance sheets of Trans-Industries, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trans-Industries, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Detroit, Michigan
February 15, 2002

Consolidated Balance Sheets

December 31, 2001 and 2000

ASSETS	2001	2000
Current Assets		
Cash	$ 161,782	$ 317,754
Accounts receivable, less allowance for doubtful accounts of $481,000 in 2001 and $656,000 in 2000	8,856,017	10,925,535
Inventories	11,306,388	13,056,101
Refundable income taxes	764,606	251,964
Deferred income taxes	997,000	856,000
Prepaid expenses and other current assets	392,703	427,183
Total Current Assets	22,478,496	25,834,537
Property and Equipment - At Cost		
Land	306,881	306,881
Land improvements	126,660	126,660
Buildings	6,019,461	6,165,056
Machinery and equipment	10,441,646	12,689,567
	16,894,648	19,288,164
Less accumulated depreciation	(12,156,127)	(11,996,151)
Net property and equipment	4,738,521	7,292,013
Goodwill, less accumulated amortization of $74,999 in 2001 and $1,521,917 in 2000	150,369	1,487,985
Deferred income taxes	824,000	—
Other assets	89,952	148,935
	$ 28,281,338	$ 34,763,470

LIABILITIES AND EQUITY	2001	2000
Current Liabilities		
Note payable to bank	$ 7,669,746	$ 8,439,749
Current maturities of long-term debt	1,077,112	813,025
Accounts payable	3,526,513	6,935,197
Accrued liabilities	1,529,727	1,464,215
Total Current Liabilities	13,803,098	17,652,186
Long-term debt, excluding current maturities	4,044,584	5,263,236
Deferred income taxes	—	240,000
Other liabilities	249,248	300,471
Commitments and Contingencies (Note G)	—	—
Stockholders' Equity		
Preferred stock of $1 par value per share, authorized 500,000 shares; 19,000 issued and outstanding	19,000	—
Common stock of $0.10 par value per share, authorized 10,000,000 shares; 3,139,737 issued and outstanding	313,974	313,974
Additional paid-in capital	5,953,081	4,072,081
Retained earnings	3,875,113	6,954,491
Accumulated other comprehensive income (loss)	23,240	(32,969)
Total stockholders' equity	10,184,408	11,307,577
	$ 28,281,338	$ 34,763,470

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Operating Activities			
Net earnings (loss)	$ **(3,079,378)**	$(2,303,258)	$ 225,643
Adjustments to reconcile net earnings (loss) to net cash used in operations:			
Depreciation of property and equipment	**1,055,681**	1,247,147	1,155,076
Bad debt expense	**397,598**	375,220	204,557
Amortization of goodwill	**1,337,616**	166,389	144,652
(Gain) loss on sale of property and equipment	**820,238**	—	2,519
Deferred income tax (benefit) expense	**(1,205,000)**	(55,000)	(425,000)
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	**1,671,920**	(811,568)	(1,954,868)
(Increase) decrease in inventories	**1,749,713**	(256,580)	(1,744,832)
Increase (decrease) in accounts payable	**(3,408,684)**	2,568,074	1,513,933
Increase (decrease) in other	**(404,890)**	(1,063,151)	224,458
Net cash used in operating activities	**(1,065,186)**	(132,727)	(653,862)
Investing Activities			
Purchases of property and equipment	**(444,785)**	(1,220,503)	(2,552,686)
Proceeds from sale of property and equipment	**1,122,358**	—	1,500
Acquisition of business, net of cash acquired	**—**	—	(1,604,704)
Net cash provided by (used in) investing activities	**677,573**	(1,220,503)	(4,155,890)
Financing Activities			
Borrowings from long-term debt	**—**	2,765,318	1,185,424
Repayments of long-term borrowings	**(954,565)**	(1,078,735)	(415,018)
Net proceeds (repayments) on line of credit	**(770,003)**	(160,267)	3,954,872
Proceeds from issuance of preferred stock	**1,900,000**	—	—
Net cash provided by financing activities	**175,432**	1,526,316	4,725,278
Effect of foreign currency exchange rate changes	**56,209**	(19,285)	54,848
Net (decrease) increase in cash	**(155,972)**	153,801	(29,626)
Cash at beginning of year.	**317,754**	163,953	193,579
Cash at end of year.	$ **161,782**	$ 317,754	$ 163,953
Supplemental Disclosures			
Interest paid.	$ **1,160,956**	$ 1,413,202	$ 913,358
Income taxes paid	**—**	—	$ 350,000
Fair value of assets acquired, including goodwill	**—**	—	$ 1,895,283
Liabilities assumed	**—**	—	(290,579)
Net cash paid	**—**	—	$ 1,604,704

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2001, 2000 and 1999

	PREFERRED STOCK	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balance at January 1, 1999	$ —	$ 313,974	$ 4,072,081	$ 9,032,106	$ (68,532)	$ 13,349,629
Net earnings	—	—	—	225,643	—	225,643
Other comprehensive income	—	—	—	—	54,848	54,848
Balance at December 31, 1999	—	313,974	4,072,081	9,257,749	(13,684)	13,630,120
Net loss	—	—	—	(2,303,258)	—	(2,303,258)
Other comprehensive loss	—	—	—	—	(19,285)	(19,285)
Balance at December 31, 2000		313,974	4,072,081	6,954,491	(32,969)	11,307,577
Issuance of 19,000 shares preferred stock	19,000	—	1,881,000	—	—	1,900,000
Net loss	—	—	—	(3,079,378)	—	(3,079,378)
Other comprehensive income	—	—	—	—	56,209	56,209
Balance at December 31, 2001	$ 19,000	$ 313,974	$ 5,953,081	$ 3,875,113	$ 23,240	$ 10,184,408

Consolidated Statements of Comprehensive Income (Loss) Years Ended December 31, 2001, 2000, and 1999	2001	2000	1999
Net earnings (loss)	**$ (3,079,378)**	$ (2,303,258)	$ 225,643
Other comprehensive income (loss):			
Equity adjustment from foreign currency translation	**56,209**	(19,285)	54,848
Comprehensive income (loss)	**$ (3,023,169)**	$ (2,322,543)	$ 280,491

The accompanying notes are an integral part of these financial statements.

Note A - Nature of Operations

The Company is a multinational manufacturer of lighting and information display systems. The principal markets for its products are the United States, the United Kingdom, and Canada. Sales volume is significantly affected by state and municipal government spending for mass transit, highway systems, and airports.

Note B - Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Revenue from product sales is recorded when delivery has occured or title has passed and collectibility is reasonably assured.

Under arrangements containing multiple elements, revenue is allocated to each element based upon its relative fair value. Revenue from each element is recognized when delivery occurs or title has passed and collectibility is reasonably assured.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value).

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided using straight line and accelerated methods over the estimated useful lives of the assets which range from 10-40 years for buildings and 3-10 years for machinery and equipment.

Goodwill

Goodwill is the excess of the cost over the fair value of net assets acquired and is amortized over a 10 to 30 year period using the straight-line method. On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of the review, the Company estimates the value of and the estimated undiscounted future net income expected to be generated by the related subsidiary to determine that no impairment has occurred.

Stock Based Compensation

The Company adheres to the guidance of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), which permits entities to recognize as compensation expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternately, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide for pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated principally at year-end exchange rates. Income and expense accounts are converted using the average exchange rate prevailing throughout the period. The gains and losses resulting from the translation of these accounts are reported as a separate component of stockholders' equity.

Research and Development

Research and development costs are expensed as incurred. Research and development costs approximated $816,000, $966,000 and $1,140,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and the effects of operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments consist of the line of credit facility and long-term debt. The carrying value approximates the estimated fair value based upon rates and terms available for loans and notes with similar characteristics.

Self Insurance

The Company maintains a Voluntary Employee Benefit Trust (the Trust), to cover all or a portion of certain medical and dental expenses to eligible participants. Participants are required to contribute a portion of their compensation to the Trust. The Trust has insurance to cover catastrophic claims. The Trust accrues for known claims plus an estimate of claims incurred but not reported. The Company contributes to the Trust amounts sufficient to fund any shortfall in Trust assets. Contributions are recorded as a component of selling, general and administrative expenses.

Note C - Earnings (Loss) Per Share

For all years presented, all options outstanding have been excluded from the computation of diluted earnings per share as the effect would be antidilutive. The weighted average common shares outstanding for 1999, 2000 and 2001 were 3,139,737.

Note D - Inventories

The major components of inventories at December 31 are:

	2001	2000
Raw materials and purchased parts	**$ 5,283,603**	$ 6,984,323
Work in process	**4,444,531**	3,262,522
Finished goods	**1,578,254**	2,809,256
	$ 11,306,388	$ 13,056,101

Note E - Note Payable and Long-Term Debt

The Company has a secured line of credit facility with a bank. The facility allows the Company to borrow up to $13,000,000.

The facility bears interest at the bank's prime lending rate plus 1.75% (effective rate of 6.5% at December 31, 2001). Interest is payable monthly. The line of credit agreement requires the Company to meet two covenants. A fixed Charge Ratio, and a Tangible Net Worth test. At December 31, 2001 the Company was required to exhibit a Fixed Charge Ratio of 1.00 and a Tangible Net Worth of $8,800,000. At December 31, 2001, the Company met both covenants. The agreement also restricts the payments of dividends, repurchase of common stock, and acquisition of property and equipment.

Long-term debt at December 31 consisted of the following:

	2001	2000
Term note, payable in monthly installments of $40,725, including interest at the bank's prime lending rate plus 1.75% (effective rate of 6.5% at December 31, 2001) with a balloon payment of $2,186,508 on May 1, 2003. The note is secured by substantially all the assets of the Company	**$ 2,601,519**	$2,884,198
Term note, payable in monthly installments $50,965 plus interest at the bank's prime lending rate plus 1.75% (effective rate of 6.5% at December 31, 2001) with a balloon payment of $917,374 on May 1, 2003. The note is secured by substantially all the assets the Company	**2,344,398**	2,752,120
Other term notes payable	**175,779**	439,943
	5,121,696	6,076,261
Less current maturities	**1,077,112**	813,025
	$ 4,044,584	$5,263,236

The aggregate maturities of long-term debt by year are as follows:

2002	$ 1,077,112
2003	3,993,716
2004	11,720
2005	12,443
2006	13,211
2007	13,494
	$ 5,121,696

Note F - Preferred Stock

During June 2001, the Company issued 19,000 shares of 8.25% cumulative preferred stock with a par value of $1 to the Trans-Industries, Inc. Employees 401(k) and Profit Sharing Plan for $1,900,000. Dividends in arrears at December 31, 2001 are $78,375.

Note G - Leases

The Company leases facilities and equipment under operating leases with terms ranging from a month to month basis to five years. Rent expense for all operating leases approximated $803,000, $801,000, and $561,000 for 2001, 2000 and 1999, respectively. Future minimum rentals required under noncancelable lease agreements are immaterial.

Note H - Income Taxes

The components of (loss) earnings before income taxes were as follows:

	2001	2000	1999
Domestic	**$ (3,811,605)**	$(1,037,394)	$ 1,435,405
Foreign	**(1,211,773)**	(1,570,864)	(817,762)
	$ (5,023,378)	$(2,608,258)	$ 617,643

Income taxes have been charged to operations as follows:

	2001	2000	1999
Current	**$ (738,583)**	$(250,000)	$ 817,000
Deferred	**(1,205,000)**	(55,000)	(425,000)
Total income tax expense	**$ (1,943,583)**	$(305,000)	$ 392,000

A reconciliation of actual income tax expense to the expected amounts computed by applying the effective U.S. federal income tax rate of 34 percent to earnings or losses before income taxes is as follows:

	2001	2000	1999
Expected income tax (benefit) expense	**$ (1,708,000)**	$ (887,000)	$ 210,000
Amortization and write-off of goodwill not deductible for income tax purposes	**455,000**	57,000	49,000
Loss of foreign subsidiaries without tax effect	**412,000**	534,000	145,000
Loss on disposal of subsidiaries	**(1,334,000)**	-	-
Increase in valuation allowance	**386,000**	-	-
Income tax credits	**(238,000)**	-	-
Other items, net	**83,000**	(9,000)	(12,000)
Actual income tax (benefit) expense	**$ (1,944,000)**	$ (305,000)	$ 392,000

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities at December 31, 2001 and 2000 are as follows:

Year Ended December 31, 2001	Deferred Tax Assets	Deferred Tax Liabilities
Property, plant and equipment, principally depreciation	$ —	$ 336,000
Inventory valuation allowance	692,000	—
Accrued expenses, deductible when paid	392,000	—
US net operating loss carryforwards	1,309,000	—
Foreign tax loss carryforwards	1,176,000	—
US tax credit carryforwards	150,000	—
	3,719,000	336,000
Less valuation allowance on deferred tax assets	(1,562,000)	—
	$ 2,157,000	$ 336,000

Year ended December 31, 2000		Deferred Tax Assets		Deferred Tax Liabilities
Property, plant and equipment, principally depreciation	$	—	$	342,000
Inventory valuation allowance		521,000		—
Accrued expenses, deductible when paid		437,000		—
Foreign tax loss carryforwards		1,176,000		—
		2,134,000		342,000
Less valuation allowance on deferred tax assets		(1,176,000)		—
	$	958,000	$	342,000

The Company has US and foreign tax net operating loss carryforwards of approximately $7,271,000 at December 31, 2001. The net operating loss carryforwards expire at various dates through 2021. A valuation allowance of $1,562,000 has been recognized to reduce the deferred tax assets principally due to the uncertainty of realizing the benefit of the tax loss carryforward. The valuation allowance increased by $386,000 in 2001.

Note I - Employee Benefit Plans

The Company has a Voluntary Employee Benefit Trust (the Trust) designed to provide for the payment or reimbursement of all or a portion of certain medical and dental expenses to eligible participants. Eligible participants include active full-time employees of the Company and their dependents. Eligible terminated and retired employees may continue to participate in the Trust, on a contributory basis, for up to 18 months subsequent to the date of termination or retirement. The provision for Company contributions to the Trust approximated $657,000, $545,000 and $467,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company has a deferred compensation plan for all employees who are not part of a bargaining unit. Company contributions are voluntary and are established as a percentage of each participant's base salary. Company contributions to the deferred compensation plan were approximately $45,000, $45,000 and $290,000 for 2001, 2000 and 1999, respectively.

In 1996, shareholders approved the adoption of the 1996 Stock Option Plan (the Plan) for the officers, directors, and key employees of the Company.

The Plan is administered by an Option Committee (Committee) appointed by the Board of Directors. The Committee has the authority, subject to Board of Directors resolutions and the provisions of the Plan, to determine the persons to whom awards will be granted, the number, type and terms of the awards, including vesting and to interpret the Plan.

The Plan permits the granting of incentive stock options, non-qualified stock options and stock appreciation rights (SAR). The total number of shares of common stock with respect to which awards may be granted under the Plan is 200,000 shares. The option price of each option and the base for calculation of appreciation of each SAR will be no less than the fair market value at the date of grant. The term of each option will be fixed and may not exceed ten years from the date of grant. The Committee may make options exercisable in installments and may accelerate exercisability.

The Company accounts for the Plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs have been recognized for the Plan. Had compensation costs for the Plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

Net (Loss) earnings	**2001**	**2000**	**1999**
As reported	**$ (3,079,378)**	$ (2,303,258)	$ 225,643
Pro forma	**$ (3,154,998)**	$ (2,421,002)	$ 82,018
Basic (Loss) earnings per share			
As reported	**$ (.98)**	$ (.73)	$ .07
Pro forma	**$ (1.00)**	$ (.77)	$ .03
Diluted (Loss) earnings per share			
As reported	**$ (.98)**	$ (.73)	$ .07
Pro forma	**$ (1.00)**	$ (.77)	$ .03

Note I - Employee Benefit Plans (Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions for the options and SAR's granted in 2001, 2000 and 1999, respectively: risk-free interest rates of 5.4%, 6.7% and 5.7%; expected volatility of 71.42%, 61.41% and 46.71%; expected lives of 10 years for options and four years for SAR's for all years; and no dividend yield for all years.

A summary of the status of the Plan as of December 31, 2001, 2000 and 1999 and changes during the years then ended is as follows:

	2001			2000			1999		
	STOCK OPTIONS	SAR'S	WEIGHTED AVERAGE EXERCISE PRICE	STOCK OPTIONS	SAR'S	WEIGHTED AVERAGE EXERCISE PRICE	STOCK OPTIONS	SAR'S	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	149,200	15,000	$ 7.08	134,200	78,000	$ 7.18	124,200	75,000	$ 7.14
Granted	15,000	9,000	2.66	20,000	12,000	6.03	10,000	3,000	7.84
Forfeited	(12,200)	—	6.88	(5,000)	(75,000)	6.94	—	—	—
Outstanding at end of year	152,000	24,000	$ 6.49	149,200	15,000	$ 7.08	134,200	78,000	$ 7.18
Excercisable at year end	116,000	6,960		99,360	2,000		72,520	73,000	
Weighted average fair value of options granted during the year	$ 2.17	$ 1.47		$ 4.77	$ 2.94		$ 5.27	$ 3.22	

The options have a ten year life with twenty percent vesting in each of the first five years. The SAR's are for a four year duration with one-third vesting in each of the first three years. Holders of SAR's will, upon exercise, receive in cash or other property at the sole discretion of the option committee the difference between the base price and the market price of the Company's stock on the date of exercise. Since the SAR's were issued in tandem with stock options, upon exercise of an SAR the holder must surrender an equivalent number of stock options.

Note J - Business Acquisitions

On February 8, 1999, the Company acquired all the outstanding common stock of Plastech Transparencies, Inc. (Plastech), in exchange for $1,604,741. Plastech has changed names to Transmatic Windows Systems, Inc. (TWS) and is an early stage manufacturer of custom designed windows for the transportation industry. Goodwill of $1,447,000 was recorded in connection with this acquisition, which has been accounted for under the purchase method of accounting and accordingly the accompanying consolidated financial statements include Plastech's results from the date of acquisition. Plastech's operating results prior to the acquisition were not significant, accordingly, no pro forma information is presented. During 2001, the Company decided to cease operations at TWS (See Note K).

Note K - Restructuring Charges

During the year ended December 31, 2001, the Company commenced and completed a restructuring plan which resulted in the consolidation of its operations in England and the ceasing of the operations of Transmatic Window Systems, Inc. (TWS), its bus window manufacturer. In connection with the restructuring, the Company recorded restructuring costs as follows:

Write-off of TWS Goodwill	$ 1,198,129
Loss on disposal of property and equipment	810,956
Severence and other costs	107,068
	$2,116,153

Note L - Significant Customers

During 2001, the Company had two major customers which accounted for ten percent or more of consolidated net sales. Sales to these customers were $5,414,000 and $4,871,000, respectively.

During 2000 and 1999 the Company had one major customer which accounted for ten percent or more of consolidated net sales in 2000 and 1999. Sales to this customer amounted to $4,891,000 and $4,362,000 in 2000 and 1999, respectively.

Note M - Patent Litigation

The Company was the plaintiff in a patent infringement lawsuit filed in the Federal District Court for the Eastern District of Michigan, the Southern Division. On April 9, 1998, the District Court awarded the Company $3,023,773 in damages and $1,119,588 in interest. On May 1, 1998 the defendant paid the damages awarded to the Company and appealed the interest award. On January 3, 1999, the defendant's appeal was denied, and interest was paid to close the matter.

Note N - Segment and Geographic Information

The Company operates in one market segement, the transportation industry.

Financial information summarized by geographic location is as follows:

	2001		2000		1999	
	REVENUES	LONG-LIVED ASSETS	REVENUES	LONG-LIVED ASSETS	REVENUES	LONG-LIVED ASSETS
United States	$ 25,518,733	$ 5,584,995	$ 36,188,459	$ 6,965,812	$ 32,336,319	$ 7,382,489
United Kingdom	2,634,450	217,847	1,849,351	1,963,121	1,609,910	1,786,385
Canada	7,701,805	—	5,975,397	—	4,452,153	—
Other	280,590	—	673,821	—	1,145,795	—
Total	$ 36,135,578	$ 5,802,842	$ 44,687,028	$ 8,928,933	$ 39,544,177	$ 9,168,874

Note O - Unaudited Quarterly Results of Operations

	2001				2000			
QUARTER ENDED	DECEMBER 31,	SEPTEMBER 30,	JUNE 30,	MARCH 31,	DECEMBER 31,	SEPTEMBER 30,	JUNE 30,	MARCH 31,
Net sales	$ 8,764,699	$ 8,317,115	$ 8,306,103	$10,747,661	$ 10,113,077	$ 10,296,543	$ 12,748,067	$ 11,529,341
Costs of sales	$ 7,139,228	$ 6,293,859	$ 6,690,831	$ 7,889,526	$ 8,815,307	$ 8,590,131	$ 9,310,468	$ 8,504,035
Gross Profit	$ 1,625,471	$ 2,023,256	$ 1,615,272	$ 2,858,135	$ 1,297,770	$ 1,706,412	$ 3,437,599	$ 3,025,306
Earnings (loss) applicable to common stock	$ (964,109)	$ (538,478)	$(1,512,235)	$ (64,556)	$ (1,525,980)	$ (817,803)	$ 156,087	$ (115,562)
Basic and diluted earnings (loss) per common share	$ (0.31)	$ (0.17)	$ (0.48)	$ (0.02)	$ (0.49)	$ (0.26)	$ 0.05	$ (0.03)

Note P - Recent Accounting Pronouncements

On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142.

Note P - Pronouncements (Continued)

Major provisions of these Statements and their effective dates for the Company are as follows:

- all business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.
- intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.
- goodwill, as well as intangible assets with identifiable lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.
- effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.
- all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

The Company's management does not believe that these Statements will have a material impact on the Company's financial position or results of operations.

Selected Financial Data YEAR ENDED DECEMBER 31,

	2001	2000	1999	1998	1997
OPERATIONS					
Net Sales	$36,135,578	$ 44,687,028	$ 39,544,177	$ 35,795,386	$ 35,382,461
Cost of Sales	28,013,444	35,219,941	28,167,787	22,296,059	22,824,939
Interest Expense	1,191,470	1,444,864	955,953	565,889	637,401
Income Tax Exp./(Benefit)	(1,944,000)	(305,000)	392,000	2,287,000	1,498,000
Net Earnings/(Loss)	(3,079,378)	(2,303,258)	225,643	4,071,729	2,711,560
FINANCIAL CONDITION					
Current Assets	22,478,496	25,834,537	24,664,953	20,793,971	16,081,326
Current Liabilities	13,803,098	17,652,186	15,669,461	9,895,773	7,795,272
Working Capital	8,675,398	8,182,351	8,995,492	10,898,198	8,286,054
Current Ratio	1.63	1.46	1.57	2.10	2.06
Net Property, Plant and Equipment	4,738,521	7,292,013	7,318,657	5,731,698	5,012,911
Long Term Debt	4,044,584	5,263,236	3,923,634	3,175,917	3,561,838
Stockholders' Equity	10,184,408	11,307,577	13,630,120	13,349,629	9,640,246
Total Assets	28,281,338	34,763,470	33,833,827	27,086,459	21,618,928
Tangible Net Worth and Subordinated Debt(a)	$ 9,120,089	$ 9,670,657	$ 11,779,903	$ 12,788,839	$ 9,220,026
COMMON SHARE DATA					
Net Earnings/(Loss)(a)					
Basic	$ (.98)	$ (.73)	$ .07	$ 1.30	$ .86
Diluted	$ (.98)	$ (.73)	$ .07	$ 1.28	$ .85
Book Value(b)	$ 3.24	$ 3.60	$ 4.34	$ 4.25	$ 3.07
Weighted Average Shares Outstanding:					
Basic	3,140,000	3,140,000	3,140,000	3,138,000	3,135,000
Diluted	3,140,000	3,140,000	3,140,000	3,185,000	3,214,000

(a) Based on weighted average number of common shares and equivalents outstanding.
(b) Based on shares outstanding at year end.

The Common Stock is traded on the Over-the-Counter Market and is included in the National Association of Securities Dealers Automated Quotation System under the symbol TRNI. The following table sets forth the range of trade prices as reported by the National Securities Dealers Association, Inc. for the preceding two years:

	TRADE PRICES			TRADE PRICES	
2001	HIGH	LOW	2000	HIGH	LOW
First Quarter	3.44	1.13	First Quarter	7.88	5.00
Second Quarter	4.00	2.00	Second Quarter	5.88	4.25
Third Quarter	3.05	1.26	Third Quarter	5.00	2.88
Fourth Quarter	1.60	.87	Fourth Quarter	3.16	1.25

These quotations reflect actual transactions without retail markup, markdown, or commission.
As of December 31, 2001, there were 225 registered holders of the Common Stock of the Registrant.

Corporate Information

Executive Offices
2637 S. Adams Road
Rochester Hills, Michigan 48309
(248) 852-1990

Board of Directors
Dale S. Coenen, *Chairman*
Duncan Miller
Harry E. Figgie, Jr.
O.K. "Bud" Dealey, Jr.
Jessie D. Swinea, Jr.
Robert J. Ruben

Officers
Dale S. Coenen, *President*
Kai Kosanke, *Vice President-Controller and Treasurer*
Joan Booth, *Secretary*
Paul Clemo, *Assistant Treasurer and Assistant Secretary*

Transign, Inc.
3777 Airport Road
Waterford, Michigan 48329
(248) 623-6400
President: Delmer G. Fields

The Lobb Company
3777 B Airport Road
Waterford, Michigan 48329
(248) 623-0222
President: Delmer G. Fields

Transmatic, Inc.
6145 Delfield Industrial Park Dr.
Waterford, Michigan 48329
(248) 623-2500
President: O.K. "Bud" Dealey, Jr.

Transmatic Europe Ltd.
City Park Industrial Estate, Unit 2
Gelderd Road
Leeds LS12 6DR England
011-441132-630-323
Managing Director: Dale S. Coenen

Transmatic Window Systems, Inc.
6145 Delfield Industrial Park Dr.
Waterford, Michigan 48329
(248) 623-2500
President: O.K. "Bud" Dealey, Jr.

Vultron, Inc.
2600 Bond Street
Rochester Hills, Michigan 48309
(248) 853-2200
President: Jessie D. Swinea, Jr.

Vultron International, Ltd.
City Park Industrial Estate, Unit 2
Gelderd Road
Leeds LS12 6DR England
011-441132-630-323
Managing Director: John Moorhouse

Annual Meeting
May 15, 2002
11:00 a.m.
Auburn Hills Hilton Suites
2300 Featherstone
Auburn Hills, Michigan 48326

Stock Transfer Agent
American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005

2637 S. Adams Road • Rochester Hills, Michigan 48309 • (248) 852-1990 www.transindustries.com